Filed Pursuant to Rule 433

Registration No. 333-249838

Issuer Free Writing Prospectus dated February 6, 2023

Relating to Preliminary Prospectus Supplement dated February 6, 2023

PRICING TERM SHEET

DATED FEBRUARY 6, 2023

$500,000,000 6.750% SENIOR NOTES DUE 2029

$750,000,000 5.875% SENIOR NOTES DUE 2033

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated February 6, 2023 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:

$500,000,000 aggregate principal amount of 6.750% Senior Notes due 2029 (the “2029 Notes”)

$750,000,000 aggregate principal amount of 5.875% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “notes”)

The 2029 Notes will be issued as additional notes under the same base indenture, dated as of February 6, 2019 and the same supplemental indenture, dated as of October 31, 2022, governing the $750,000,000 aggregate principal amount of 6.750% Senior Notes due 2029 issued on October 31, 2022 (the “Original 2029 Notes”). The 2029 Notes will be identical to the terms of the Original 2029 Notes (other than the initial offering price), be treated as a single series with the Original 2029 Notes, and have the same CUSIP number as, and will be fungible with, the Original 2029 Notes.

Pricing Date:	February 6, 2023

Closing Date:*	February 9, 2023 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Net Proceeds:	Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $1.264 billion.

Ratings:**	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Maturity Date:	November 1, 2029 in respect of the 2029 Notes February 9, 2033 in respect of the 2033 Notes

Interest Rate:	6.750% per year on the principal amount of the 2029 Notes 5.875% per year on the principal amount of the 2033 Notes

Interest Payment Dates:

May 1 and November 1, beginning May 1, 2023, accruing from October 31, 2022, in respect of the 2029 Notes

February 9 and August 9, beginning August 9, 2023, accruing from February 9, 2023, in respect of the 2033 Notes

Record Dates:	April 15 and October 15, in respect of the 2029 Notes January 26 and July 26, in respect of the 2033 Notes

Price to Public:

For the 2029 Notes: 104.487% of the principal amount plus accrued and unpaid interest from October 31, 2022 to the Closing Date, which is approximately $18.56 per $1,000 principal amount of 2029 Notes

For the 2033 Notes: 99.933% of the principal amount

Underwriting Discount:	0.350% per 2029 Note 0.400% per 2033 Note

Benchmark Treasury:	UST 3.500% due January 31, 2028 for the 2029 Notes UST 4.125% due November 15, 2032 for the 2033 Notes

Benchmark Treasury Price / Yield:	98-18 ¾ / 3.814% for the 2029 Notes 104-00 / 3.634% for the 2033 Notes

Spread to Benchmark Treasury:	+210 basis points for the 2029 Notes +225 basis points for the 2033 Notes

Yield to Maturity:	5.914% for the 2029 Notes 5.884% for the 2033 Notes

CUSIP Number:	595112BV4 for the 2029 Notes 595112BZ5 for the 2033 Notes

ISIN Number:	US595112BV48 for the 2029 Notes US595112BZ51 for the 2033 Notes

Redemption at Micron’s Option:

Prior to the applicable Par Call Date, Micron may redeem the notes of each series at its option, in whole or in part, at any time and from time to time, at a redemption price for each series of notes (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes of such series matured on the applicable Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points in the case of the 2029 Notes and 35 basis points in the case of the 2033 Notes, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes of that series to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the applicable Par Call Date for a series of notes, Micron may, at its option, redeem the notes of such series in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” for the 2029 Notes means September 1, 2029 (two months prior to the maturity date of the 2029 Notes) and for the 2033 Notes means November 9, 2032 (three months prior to the maturity date of the 2033 Notes).

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Wells Fargo Securities, LLC

ANZ Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

* It is expected that delivery of the notes will be made against payment therefor on or about February 9, 2023, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.